Exhibit 12.1

	Lentuo International Inc.
	Ratio of Earnings to Fixed Charges
	Year ended December 31,
	2009	2010	2011	2012	2013
	(In thousands of RMB, except percentage)
Computation of Earnings:

Income (loss) before income taxes and non-controlling interest	179,201	224,466	100,393	(6,020)	64,143
Fixed charges	33,288	53,832	61,560	84,639	80,831
Amortization of capitalized interest	—	—	—	—	—
Non-controlling interest in pre-tax loss (income) of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Less: capitalized interest	—	—	—	10,966	7,684
Total	212,489	278,298	161,953	67,653	137,290

Computation of Fixed Charges:

Interest expenses	33,288	53,832	61,560	73,673	73,147
Interest capitalized	—	—	—	10,966	7,684
Estimated interest component of rental expense	—	—	—	—	—
Total Fixed Charges	33,288	53,832	61,560	84,639	80,831

Ratio of Earnings to Fixed Charges	6.38	5.17	2.63	0.80	1.70

Insufficient Coverage	—	—	—	—	—